Exhibit 99.1

Fortuna updates on infill drill program at the Lindero gold Project in Argentina

Vancouver, September 6, 2018 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide results for its infill drilling program at the Lindero Project in Argentina. The Lindero Project is under construction, and commercial operations are planned to start late in the third quarter of 2019, with an estimated gold production of 137,000 ounces of gold in the first full year of operation (Please refer to the Lindero Project Technical report dated October 31, 2017).

Eric Chapman, Vice President of Technical Services, commented: "Infill drilling has been carried out with the express intention of improving the confidence in the estimated tonnes and grade of material planned for mining in year one at Lindero. The mineralized intercepts encountered have met or exceeded our expectations in 44 of the 61 holes drilled when compared to estimated block model gold grades as of September 9, 2017. “Mr. Chapman continued, "Of particular interest are the results for drill holes LDH-138, LDH-139, and LDH-164 associated with the mingled diorite porphyry unit in the center of the deposit, in an area which was previously thought to be non-mineralized. The new drilling results are presently being incorporated into an updated internal estimate of Mineral Resources and Reserves with the intention of optimizing the mine plan to capture the benefits of these new results. Such updated technical information will not materially change the existing Mineral Resources estimates.”

The infill drilling program, consisting of 61 diamond drill holes totaling 1,952 meters, focused on the areas planned for mining at Lindero in year one with holes ranging from 12 meters to 68 meters in length. The program was designed with three objectives: to improve the estimation of grades in mineralized areas with lower density of drilling; to better define the contact between mineralized and non-mineralized material at the periphery of the deposit and at the boundaries between lithologic units; and to source fresh samples for complementary metallurgical column tests on Mineral Reserves scheduled for year one. A map showing 2018 infill drilling collar location and a longitudinal section showing updated drilling and 2017 block model can be found at the following links, respectively: https://fortunasilver.com/site/assets/files/4406/lindero-infill-drilling-2018-collar-location-map_5sept18.pdf and https://fortunasilver.com/site/assets/files/4407/lindero-section-a-a-25m-width-updated-drilling-and_2.pdf.

Infill drill program highlights include:

LDH-138

•	1.84 g/t Au over 42 meters from surface

LDH-146

•	2.15 g/t Au over 20 meters from surface

LDH-164

•	1.20 g/t Au over 66 meters from surface

LDH-186

•	2.24 g/t Au over 28 meters from surface

LDH-187

•	2.33 g/t Au over 24 meters from surface

The following table sets out the assay results for the infill drill program:

Drill hole	Easting	Northing	Elevation	From (m)	To (m)	Interval² (m)	Au (g/t)	Cu (%)	Lithology Codes
Holes to investigate grade continuity in mineralized areas
LDH-131	7226099.99	2623223.46	3922.92	0.8	53	52.2	0.46	0.11	PBFD/CPD1
LDH-132	7226051.85	2623225.41	3914.05	1	40	39	0.87	0.09	CPD1
LDH-136	7226206.97	2622983.99	3940.49	24	52	28	0.29	0.13	DDP
LDH-138	7226165.65	2622984.51	3931.91	2	44	42	1.84	0.25	DDP
LDH-139	7226124.55	2623023.58	3938.25	0.3	52	51.7	0.84	0.17	DDP
LDH-141	7226047.11	2622985.12	3908.88	0.4	28	27.6	0.82	0.14	FPD
LDH-142	7226165.33	2622866.27	3900.94	0	24	24	0.48	0.14	CPD1
LDH-143	7226082.61	2622908.28	3899.15	0	16	16	0.65	0.15	CPD1
LDH-146	7225965.14	2623224.75	3884.60	0	20	20	2.15	0.19	S1/FPD
LDH-147	7226004.47	2623301.49	3879.90	0	20	20	0.46	0.11	S1
LDH-148	7226123.29	2623333.85	3886.19	0	24	24	0.90	0.09	CPD1
LDH-149	7226205.15	2623345.56	3887.53	0	24	24	1.62	0.12	FPD/CPD1
LDH-150	7226326.21	2623338.44	3914.58	0	32	32	0.45	0.10	CPD1
LDH-151	7226402.07	2623265.21	3910.70	0	20	20	0.36	0.15	CPD1
LDH-163	7226275.73	2623372.92	3898.69	1	24	23	1.01	0.14	PBFD
LDH-164	7226163.52	2623061.14	3953.17	0	66	66	1.20	0.19	DDP
LDH-170	7226326.20	2623297.81	3927.06	0.7	32	31.3	0.35	0.08	CPD1
LDH-171	7226207.03	2623019.15	3953.44	28	64	64	0.88	0.21	DDP/CPD2
LDH-173	7226164.59	2622907.84	3916.12	11.2	24	12.8	1.36	0.26	DDP
LDH-174	7226204.85	2622864.55	3902.69	4	12	8	0.18	0.07	FPD
LDH-175	7226086.05	2622944.01	3908.68	0	24	24	0.21	0.04	FPD
LDH-176	7226006.21	2622991.53	3901.43	0.5	16	15.5	0.41	0.10	FPD
LDH-177	7225966.95	2623068.30	3892.02	0	24	24	0.42	0.14	FPD
LDH-180	7226005.98	2623226.39	3900.41	0	32	32	1.20	0.08	FPD
LDH-181	7225977.42	2623183.11	3900.19	0	20	20	1.72	0.18	FPD/S1
LDH-182	7225969.81	2623137.46	3899.92	0	24	24	1.39	0.28	FPD
LDH-183	7226009.20	2623185.12	3911.37	0	40	40	1.14	0.16	FPD
LDH-184	7226164.99	2623280.62	3911.07	0	38	38	0.33	0.04	FPD
LDH-185	7226205.91	2623387.06	3879.19	0	12	12	1.76	0.11	CPD1
LDH-186	7226169.57	2623336.10	3888.51	0	28	28	2.24	0.13	CPD1
LDH-187	7225968.08	2623266.00	3876.14	0	24	24	2.33	0.20	FPD/S1
	including			6	18	12	3.65	0.27	FPD
LDH-188	7226058.84	2623325.32	3882.33	0	20	20	1.64	0.20	FPD

Drill hole	Easting	Northing	Elevation	From (m)	To (m)	Interval² (m)	Au (g/t)	Cu (%)	Lithology Codes
Holes to investigate mineralized contacts
LDH-129	7226084.78	2623142.84	3932.60	0	56	56	0.61	0.08	PBFD
LDH-130	7226125.40	2623185.44	3926.50	No intervals of significance					PMI
LDH-133	7226162.53	2623102.03	3934.68	1.1	52	50.9	0.17	0.06	CPD2/DDP
LDH-134	7226204.08	2623104.63	3934.82	No intervals of significance					CPD2
LDH-135	7226203.64	2623182.71	3919.25	No intervals of significance					CPD2
LDH-137	7226206.02	2622947.00	3935.77	No intervals of significance					DDP
LDH-140	7226085.50	2623025.55	3924.89	No intervals of significance					CPD2
LDH-144	7226007.07	2622943.37	3891.29	0	16	16	0.22	0.08	S1
	including			6	12	6	0.38	0.09	S1
LDH-145	7225967.00	2623104.67	3895.54	8	20	12	0.42	0.09	CPD2/FPD
LDH-152	7226404.54	2623145.93	3903.55	0	12	12	0.28	0.07	CPD1
LDH-153	7226403.40	2623183.62	3906.08	No intervals of significance					CPD1
LDH-154	7226403.29	2623224.50	3909.31	No intervals of significance					CPD1
LDH-155	7226444.71	2623263.79	3898.17	No intervals of significance					FPD
LDH-156	7226445.12	2623222.02	3900.21	0	32	32	0.25	0.13	CPD1/FPD
	including			27	32	5	0.61	0.26	FPD
LDH-157	7226445.29	2623182.85	3902.52	No intervals of significance					CPD1
LDH-158	7226445.66	2623144.89	3899.28	26	38	12	0.40	0.13	CPD1
LDH-159	7226402.69	2623104.65	3899.57	36	48	12	0.67	0.15	CPD1
LDH-160	7226401.25	2623392.24	3897.96	No intervals of significance					CPD1
LDH-161	7226401.20	2623303.54	3907.77	No intervals of significance					CPD1
LDH-162	7226403.97	2623343.96	3900.63	No intervals of significance					FPD
LDH-165	7226205.29	2623064.11	3947.10	28	60	32	0.44	0.14	DDP/CPD2
LDH-166	7226244.43	2623065.41	3940.71	No intervals of significance					PMI
LDH-167	7226242.66	2623022.38	3941.63	No intervals of significance					DDP/CPD2
LDH-168	7226243.74	2622984.73	3940.40	No intervals of significance					DDP
LDH-169	7226367.30	2623225.69	3922.33	No intervals of significance					PMI
LDH-172	7226203.58	2622905.93	3921.17	No intervals of significance					PMI
LDH-178	7225966.14	2623026.94	3889.20	0	12	12	0.31	0.09	S1
LDH-179	7226005.87	2623104.15	3910.91	8	26	18	0.30	0.04	PMI/CPD2
LDH-189	7226013.72	2623344.14	3868.03	7	11	4	0.43	0.06	FPD

Units associated with mineralization: FPD = Fine diorite porphyry CPD1 = Crowded diorite porphyry 1 PBFD = Bimodal feldspar diorite porphyry DDP = Mingled diorite porphyry	Units associated with non-mineralization: CPD2 = Crowded diorite porphyry 2 PMI = Post mineralized intrusive S1 = Tertiary sedimentary rocks

Notes:

1.	All holes drilled vertically
2.	The Lindero Deposit is a gold-rich porphyry with mineralization permeating throughout the deposit, making the calculation of true thickness impossible as no definitive across strike direction exists.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing. One half of the core is submitted to the ALS Global Laboratory in Mendoza, Argentina for preparation. The remaining half core is retained on-site for verification and reference purposes. Following preparation, the samples are assayed in the ALS Global Laboratory in Lima, Peru for gold by standard fire assay methods; for silver and base metals by ICP and atomic emission spectroscopy methods utilizing four acid digestion; and for cyanide soluble copper by atomic absorption methods. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

About the Lindero gold Project

In September 2017, the commencement of construction at Lindero was officially launched (see Fortuna news releases dated September 21, 2017 and December 21, 2017). Lindero has been designed as an 18,750 tonnes per day owner operated open pit mine with a pit life of 13 years based on existing mineral reserves. The initial capital cost budget estimate for the construction of Lindero is US$239 million, forecast to increase between 10% and 17% (refer to Fortuna news release dated August 7, 2018, “Fortuna provides construction update and reports initial on-site arrival of mine equipment at its Lindero gold Project in Argentina”); this amount does not include VAT which is expected to be recovered in the first 24 months from the start of mining operations. The technical report of the Lindero Project is available on SEDAR at www.sedar.com and on the Company's website at https://www.fortunasilver.com/site/assets/files/4098/lindero-project-technical-report-effective-date-31-oct-2017.pdf.

Qualified Person

Eric N. Chapman, M.Sc., Vice President of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties, the estimated amount of and grade of mineral resources at Lindero, including the construction and development of the Lindero gold Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company’s activities at the Lindero gold Project, including the construction and development of the project will proceed as planned; the estimated amount of and grade of mineral resources at Lindero, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s activities at the Lindero gold Project, including the construction and development of the Project will proceed as planned; expectations regarding construction and mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting construction and operations of the Lindero gold Project and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.